CoPeace

GROW YOUR MONEY FOR GOOD

Executive Summary

2020

Executive Summary

Regulation CF Equity Crowdfunding Offering

CoPeace™ PBC | Certified B Corp®
GROW YOUR MONEY FOR GOOD™

contact@copeace.com

"Good profits simply are not inconsistent with good behavior."
- Warren Buffett

ELEVATOR

CoPeace is a first-of-its-kind holding company. We are building a portfolio of carefully-screened, for-profit companies who are achieving measurable social and/or environmental impact, while providing competitive returns to investors. A unique CoPeace feature is that investing in our company is available to everyone, not just the wealthy.

MISSION

CoPeace is the first holding company to provide an accessible means to invest directly in for-profit companies seeking solutions to societal and environmental problems, while striving for a competitive financial return.

MOTTO

GROW YOUR MONEY FOR GOOD™

COMPANY OVERVIEW

Driven largely by millennials, women, and under-represented communities, there is a sweeping movement toward investing in positive impact companies. CoPeace is a diversified holding company which invests in growing companies demonstrating positive measurable impact and strong fiscal health.

CoPeace provides an affordable, and direct, investment option, prioritizing long-term impact, while not surrendering competitive financial returns. As a holding company, we utilize investor capital to purchase controlling interests in complementary, purpose-driven holdings. Our unique investment approach creates a path for nearly anyone to participate in impact investing, including communities often overlooked in traditional investing.

PROBLEMS WE SOLVE

There is a common misconception that profits and positive impact are mutually exclusive. The current global capitalism structure prioritizes profits over people and planet. CoPeace is offering a different option, one in which the environment and society are on equal footing with profits. As such, we believe we can help change capitalism and the world for the better.

Many self-described “impact” investment opportunities available today are not truly aligned with achieving impact goals, prioritizing financial return over effective impact. The CoPeace approach considers stakeholders, not just shareholders, when making investment decisions.

Direct impact investment options are not equally accessible to all potential investors. Currently no investment vehicles exist for everyday consumers to invest in the impact space without a strong understanding of the industry, financial literacy, and personal wealth. In fact, until now only accredited investors could take part in an investment opportunity like this. CoPeace is determined to change that.

SELECTION STRATEGY


HEAD
Identify potential companies with innovative, marketable concepts and strong leadership team
HEART
Target companies combating world problems with measurable impact
MATH
Critically analyze all potential targets through a series of economic models and financial projections focused on identifying positive growth and potential target returns

COMPETITIVE LANDSCAPE & CHALLENGES

Investment Competitors
Traditional stocks and mutual funds
Self-Described “Sustainable” Mutual Funds
Sustainable Investing Competitors

- BlackRock
- Orthogonal Thinker
- Venture Capital Funds
- Ellevest
- Betterment
- Green Century
- Micro-investment apps – e.g., Robinhood, Acorn, Stash
- Fledge Accelerators
- ix Investments
- Iroquois Investment

Non-Investment Competitors – Charities and Nonprofits
Philanthropic organizations and nonprofits that are addressing environmental and societal problems. Focus groups reveal that people are used to separating investing for financial gain from donating to non-profit causes to solve worldly problems. Target audiences need to be educated as to how you can do both at the same time through an investment vehicle like CoPeace.

Restriction Screening – “Less Bad” Companies
These are companies who promote doing “some good,” or “less bad,” but whose primary purpose is selling products and services in a variety of industries, not solving societal or environmental problems (e.g. Patagonia, Toms, Ben & Jerry’s, Apple, Atleta, etc.).

Challenges
In order to significantly grow as a company, CoPeace must effectively educate the masses to understand impact investing, our holding company model, and how systemic impact is achieved. CoPeace will face the marketing and communications challenge of altering the misperception profits and impact are mutually exclusive.

We must also effectively communicate CoPeace’s long-term approach. We can combat the tendency to focus on immediate returns through educational initiatives, which outline our investment principles and support a longer-term vision.

COMPETITIVE ADVANTAGES & KEY SUCCESS FACTORS

Impact investing is growing dramatically.[1&2] CoPeace fills a much-needed void that currently exists in the competitive landscape of impact investing – one that provides access to the direct investing process, while prioritizing true impact and profit.

95%
of Millennials express interest in sustainable investment practices

$12 trillion
the size of the sustainable investment industry, as of 2018, a 38% increase over two years

65%
cited a lack of available products as the barrier to including sustainable investing in their portfolio

One unique aspect of the CoPeace vision is how we plan to amplify the collective impact output of our family of investment holdings, using four key strengths: marketing muscle, sophisticated finance, follow-on financing, and building a community of like-minded companies (Companies of Peace). We have carefully and strategically built our team around these pillars in order to bring decades of experience with an impact lens.

Certified B Corporation — This company meets the highest standards of social and environmental impact

CoPeace is a Certified B Corporation® and registered as a public-benefit corporation (PBC). As a Certified B Corp and PBC, CoPeace meets the highest verified standards of social and environmental performance, transparency, and accountability and is one of only 400 companies worldwide with both B Corp and PBC designation.

CoPeace leans on its diverse and agile team of dedicated and talented individuals. CEO and founder Craig Jonas has extensive entrepreneur experience. Additionally, CoPeace is committed to addressing issues of inequality and gender bias – the majority of the CoPeace Board of Directors and Advisory Council identify as women or non-binary individuals.

CoPeace is committed to operating in a radically transparent and honest manner. All investment decisions are carefully selected from data analysis to ensure continued measurable impact and profitability or potential profitability within a reasonable timeline. All CoPeace holdings are measured annually for impact and financial performance and reported to investors and the general public.

[1] *Morgan Stanley 2019 Institute for Sustainable Investing Study*
[2] *US SIF 2018 Report on US Sustainable, Responsible and Impact Investing Trends*

IMPACT THEMES OF FOCUS

By mid-2020, CoPeace will build its portfolio to include 3-5 holdings within the following impact areas: climate crisis solutions, cleantech innovation, and economic equality opportunities. Future holdings will likely fall under the themes of public health, education, and financial accessibility.

CURRENT FOCUS



CLIMATE CRISIS SOLUTIONS



CLEANTECH INNOVATION



ECONOMIC EQUALITY

FUTURE FOCUS



PUBLIC HEALTH



EDUCATION



FINANCIAL ACCESSIBILITY

INITIAL INVESTMENTS

ADVANCED SUSTAINABLE TECHNOLOGIES LTD

CLEANTECH | ENERGY | WASTE DISPOSAL

In March 2019, CoPeace committed to a majority investment in Advanced Sustainable Technologies, which is being completed through a series of payments and milestones. AST is a cleantech company developing a new generation waste management facility that is environmentally friendly, safe, and financially viable. Utilizing proven plasma technology, AST will design, build and operate a turnkey, scalable plasma waste management facility for corporate clients and governments. AST has developed a more efficient and economical process than current plasma gasification plants from inception to operation and beyond. The model will be highly scalable and replicable, allowing AST to bring this technology to many cities around the world.

INITIAL INVESTMENTS

COPEACE FINANCE, PBLLC

EQUALITY | FINANCE | PROJECTIONS & ANALYSIS

CoFi was formed as a wholly-owned subsidiary of CoPeace on July 1, 2019. CoFi provides financial consulting services to businesses demonstrating positive social or environmental impact. For businesses in this space to thrive, positive financial returns should follow positive impact. This requires a thorough understanding of financial projections and analysis, traditionally provided by financial consulting firms. However, the demand for these services in the impact space has not been adequately met. CoFi empowers its clients through conducting full financial analyses with a unique impact lens. The services offered include discounted cash flow analysis, revenue and cost stream projections, industry-specific capital and growth strategies, and pro forma modeling for investor pitches.

UNCHARTED POWER

CLIMATE | ENERGY | EQUALITY

In March 2019, CoPeace committed to a strategic investment in Uncharted Power, culminating its investment in May 2019. Uncharted Power is an award-winning, full-service power and data infrastructure technology. The Company's proprietary suite of technologies enables it to build, own and operate decentralized power infrastructure for communities, providing them with energy that is both clean and low-cost. Founded in May 2011 and headquartered in New York City, UP uses proprietary technology, providing renewable kinetic energy solutions to power micro-grids for communities, large facilities and the Internet of Things. Uncharted Power's primary clients are large corporations and governments across Africa. The company's main goal is to help power the rapidly developing smart communities across the world by utilizing the untapped kinetic energy available in a clean and renewable way. The founder and CEO is Jessica O. Matthews, a member of *Forbes 30 Under 30* list.

REVENUE MODEL

As a holding company, we seek to acquire a majority or controlling portion of the stock of companies under our umbrella and, in exchange, we will exercise oversight and provide long-term financial and managerial support to these companies, or holdings. Financially, this approach supports the growth of the holdings in our portfolio, while enhancing CoPeace's overall cash flow and more reliable yearly returns. Structurally, it protects CoPeace from losses, spreading financial risk across multiple holdings and fosters the continued success of CoPeace as a whole.

CoPeace anticipates initial investments in the $200,000 - $2.5 million range. However, this is expected to be variable depending on the opportunity. CoPeace will identify the appropriate investment vehicle (equity vs. equity + debt) that will generate the optimal impact on the specific holding and CoPeace as a whole. CoPeace intends to generate income through its respective holdings' cash flow, debt repayment, or exit events.

COPEACE STAFF



CRAIG JONAS, Ph.D.

FOUNDER & CHIEF EXECUTIVE OFFICER

Craig oversees the company's selection criteria and fiduciary duties, while leading the CoPeace team in all aspects of investment, growth, and the overall mission. He has helped lead, market, and grow a diverse set of companies and has taught MBA-level courses in marketing, management, and leadership.



MEG MASTEN

CHIEF RELATIONSHIP OFFICER

Meg builds and curates relationships with clients and investors for CoPeace. She oversees events, high-level research on investment targets, and assists in hiring a diverse team. Meg has led numerous successful initiatives, ranging from international sports tours to local grassroots political campaigns to grant-writing.



JACOB MILLER

FINANCIAL ANALYST

Jacob graduated with a Bachelor of Arts in Mathematical Economics from Colorado College, where he was president of the college's student alumni association. His major research interests lie at the intersection of behavioral/development economics, data mining, machine learning, and public health.



ED TEPPER

CHIEF OPERATING OFFICER

Ed is an accomplished, results-oriented and hands-on operations and financial management executive. Ed has over 30 years of leadership experience developing, motivating, and leading top performing teams. Ed is a technology enthusiast and early adopter who thrives in high-growth environments across multiple industries.



HANAN LEVIN

CHIEF FINANCIAL OFFICER

Hanan oversees all financial aspects for the company including planning, operations, funding, and risk management, confirmation with legal, and following SEC, as well as investment laws. In addition, he maintains banking relationships and in future stages will be working with the holding companies to establish a unified financial system that will optimize operations and profits. Hanan is a 14-year financial veteran with experience in financial analysis, investments, and capital markets.



JIM CRAWFORD

DIRECTOR OF COMMUNICATIONS

Jim specializes in digital media communication, graphic design, and storytelling. He has over eight years of professional experience in public relations, videography, photography, and social media management. He closely follows digital media, current events, and millennial trends.

SUPPORT TEAM

LEGAL

CUTTING EDGE CAPITAL (OAKLAND) – On retainer, handling formation and securities strategy.

MOYE WHITE (DENVER) – On retainer, handling deal and transaction flow evaluation. Named recent *Denver Who's Who of Impact investing*.

CREATIVE

VERSATILITY CREATIVE GROUP (DENVER) – Retained January of 2018 for logo refresh, website design, and corporate video production.

BOARD OF DIRECTORS

The CoPeace Board of Directors meetings occur annually each September in Denver, Colo. The Board includes CoPeace executives Craig Jonas, Ed Tepper, and Meg Masten.



SARAH ENGLAND, Ph.D.

Sarah is the Alan A. and Edith L. Wolff Professor of Medicine and Professor of Obstetrics and Gynecology at Washington University. Dr. England has authored many research and serves on review committees, including the NIH, March of Dimes, American Heart Association, and the Howard Hughes Medical Institute.



JEFF JONAS, Ph.D.

Jeff is an eight-time Emmy award winner and an influential leader in the sports media industry for the past 25 years. Currently, the managing director of global business development for Intel Sports.



DEZ STONE MENENDEZ

Dez has been the Director of Innovation at Colorado College since September 2016. They began working as a serial entrepreneur at age 23, and the orienting principle of their work is to empower people to lead larger and more creative lives.



BRAD THOMPKINS

Brad is the CFO for Boulder-based Furniture For Life and an entrepreneur with a demonstrated history of working successfully in distribution, manufacturing, and technology. He has strong business development experience and is skilled in accounting, analytics, systems development, customer service, strategic planning, and finance.



KOMATHI STEM

Komathi is an entrepreneurial systems thinker focused on sparking an ecosystem change that accelerates research through greater collaboration across the healthcare ecosystem. She is currently the founder and chief executive officer of monARC Bionetworks, a healthcare data collection and analytics company.

ADVISORY COUNCIL

The CoPeace Advisory Council is made up of individuals across more than 13 industries with decades of business and investment experience. As a holding company covering several industries and segments, the Advisory Council offers guidance, connections, and ideas in areas of expertise.

MARKETING & COMMUNICATIONS HIGHLIGHTS

INTRODUCTION

CoPeace intends to be a thought leader in the impact investment industry, identifying and interacting with leading influencers and engaging various targets and stakeholders across various digital media platforms.

BOILERPLATE

CoPeace is a first-of-its-kind holding company, building a portfolio of carefully selected for-profit companies having measurable social and environmental impact while aspiring to provide competitive financial returns. CoPeace is democratizing the investment world by allowing everyone, not just wealthy investors, to invest directly in private impact companies via its holding company structure.

UNIQUE SELLING POINTS & COMPETITIVE DIFFERENTIATORS

CoPeace is a first-of-its-kind holding company that only invests in companies whose main mission is solving environmental or social problems, while operating in a financially strong manner and striving for competitive returns.

Unlike traditional holding companies, everyone can invest in CoPeace, not just wealthy investors.

Unlike “socially responsible” mutual funds and ETFs, CoPeace’s portfolio consists of a small number of carefully-selected companies having measurable positive impact, as opposed to being made up of traditional big companies doing some things “less bad.”

FINANCIAL OVERVIEW

ASSUMPTIONS

In the future, we intend to periodically offer the opportunity to invest into the holding company in order to allow us to expand our portfolio of companies. At CoPeace, we will continue to look for ways for all types of investors to participate, including looking at the option of a securities offering pursuant to Regulation A.

INITIAL COST SUMMARY

Start up costs included incorporation, marketing creatives, websites, administrative costs, staffing, and investing in our three initial subsidiaries.

SEEKING

$1 MILLION

From public through Regulation CF equity crowdfunding offering
Shares and 3% annual dividend return

INITIAL USE OF FUNDS

The funds will be used to grow the team, evolve its operations, launch its initial marketing plan, and establish initial investments.

- Acquisitions/Future Holdings (70%)
- Business Operations (15%)
- Legal (5%)
- Marketing & Advertising (5%)
- Reserve (5%)



Disclaimer: This document contains forward looking projections which cannot be guaranteed

TIMELINE


2018
2019
MAY 30 2020
SUMMER 2020
Incorporated CoPeace & Seed Funding
Initial Investments
Private Placement Ended
Current Crowdfunding Offering

EXIT STRATEGY

The management team is committed to CoPeace being their long-term legacy. The team intends to grow the CoPeace portfolio slowly over time, adding complementary holdings in order to create magnified impact across a variety of impact sectors. The company will have an ongoing need for capital to maintain a path of growth and scale for its subsidiaries, as well as to add investments to expand the entire portfolio. The executive team at CoPeace will determine the most advantageous pathway to achieve such growth by carefully evaluating market demand, investor appetite, economic factors, and overall position of the company.

CoPeace
GROW YOUR MONEY FOR GOOD